[DECHERT PRICE & RHOADS LETTERHEAD]

March 5, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  The Fontaine Trust (the "Registrant")
File Nos. 33-29678 and 811-5835

Commissioners:

Electronically transmitted for filing, pursuant to Rule 497(e) under the Securities Act of 1933, as amended, is a supplement dated February 26, 1998 to Registrant's Prospectus dated May 1, 1997.

Please direct any questions concerning this filing to the undersigned at the above referenced number.

Very truly yours,

/s/ Jane A. Kanter

Jane A. Kanter

cc:  Richard H. Fontaine